GreenMan Technologies, Inc.
                           12498 Wyoming Avenue South
                            Savage, Minnesota, 55378


                                February 16, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002
Attention:  Mr. Jeffrey Gordon
         Staff Accountant

      This letter is submitted by GreenMan Technologies, Inc. (the "Company") in connection with the filing of its Current Report on Form 8-K/A (the "Report"), which amends the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the "Commission") on February 12, 2007.

      In connection with the Report, the Company hereby acknowledges that:

      1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

      2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

      3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                    GREENMAN TECHNOLOGIES, INC.


                                    By: /s/ Charles E. Coppa

                                        Charles E. Coppa
                                        Chief Financial Officer